April 22, 2025

Bin Feng
Chief Executive Officer and Chairman of the Board
Unitrend Entertainment Group Ltd
Suite 1508, Tower B, Wentelai Center
1 Xidawang Road
Chaoyang District, Beijing 100026
People   s Republic of China

       Re: Unitrend Entertainment Group Ltd
           Amendment No. 3 to Registration Statement on Form F-1
           Filed March 31, 2025
           File No. 333-280248
Dear Bin Feng:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed March 31, 2025 Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-6

1. Please tell us the nature of the cash flows related to the "Due from related parties" line item. In addition, please tell us your consideration of presenting these cash flows as investing activities pursuant to ASC 230-10-45-12a.
 April 22, 2025
Page 2
2. Summary of Significant Accounting Policies
Reclassifications, page F-21

2. Please tell us the basis for and revise to disclose a description of the nature of the reclassification adjustments. Additionally, please revise the table to correct the total asset and total liabilities amounts.
17. Segment Reporting, page F-32

3.     Please tell us how your disclosure considered the adoption of ASU
2023-07.
Exhibit Index
Exhibit 23.1, page II-6

4. The consent only refers to the financial statements as of and the year ended December
       31. 2024. Please request that your auditor revise the consent to refer to the financials statements as of and the years ended December 31, 2024 and 2023.
General

5. Please revise to reconcile the inconsistencies between your registration statement and your exhibit 5.1 and 5.2 opinions with respect to the amount and type of securities you are offering, and ensure that you include an opinion on the shares underlying the warrants you contemplate offering. In this regard, we note that your revised exhibit
       5.1 opinion covers 1,250,000 shares as well as an additional 187,500 over-allotment shares, and it also no longer opines on the shares underlying the underwriters'
       warrants. The exhibit 5.2 opinion reflects similar offering amounts. However, according to your registration statement, you contemplate offering up to 3,450,000 shares (including the over-allotment option), as well as underwriters' warrants.

        Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Zixuan Guo